UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
As previously announced, Aegean Marine Petroleum Network Inc. (the "Company"), through several of its subsidiaries, has entered into a new agreement for a borrowing base facility, dated November 30, 2017 (the "Secured Global Borrowing Base Multicurrency Revolving Credit Facility"), of up to $750 million with an "accordion" option for an additional $250 million, with ABN AMRO Bank N.V. serving as Active Bookrunning Mandated Lead Arranger, Facility Agent, Collateral Management Agent, Security Agent, Documentation Bank and as Co-ordinator.
Also as previously announced, the Company, through Aegean Bunkering (USA) LLC, its indirect wholly-owned subsidiary, renewed its uncommitted credit agreement by entering into the Second Amended and Restated Credit Agreement dated August 3, 2017 (the "U.S. Borrowing Base"), as further amended on November 30, 2017 by the First Amendment to the U.S. Borrowing Base (the "First Amendment to the U.S. Borrowing Base"), of up $250 million, with ABN AMRO Capital USA LLC serving as Administrative Agent, Collateral Agent, Syndication Agent, Daylight Overdraft Lender, Swing Line Lender, Issuing Lender, Lead Arranger and Bookrunner, and BNP Paribas serving as Documentation Agent.
Annexed as Exhibit 99.1 to this Report on Form 6-K is a copy of the Secured Global Borrowing Base Multicurrency Revolving Credit Facility.
Annexed as Exhibit 99.2 to this Report on Form 6-K is a copy of the U.S. Borrowing Base.
Annexed as Exhibit 99.3 to this Report on Form 6-K is a copy of the First Amendment to the U.S. Borrowing Base.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2017	AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)
By: /s/ Jonathan McIlroy
Name: Jonathan McIlroy Title: President